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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                        (Amendment No. 1 to Schedule 13D)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 THE 3DO COMPANY
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    88553W105
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                                 (CUSIP Number)

  JAMES ALAN COOK, THE 3DO COMPANY, 600 GALVESTON DRIVE, REDWOOD CITY, CA 94063
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                AUGUST 16, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(e), 13d-1(f) or 13d-1(g) check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D/A

CUSIP NO. 88553W105                                           PAGE 2 OF 4 PAGES

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM M. HAWKINS, III
         ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

           PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                           / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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                                      7        SOLE VOTING POWER

         NUMBER OF                                11,612,468
           SHARES                     -----------------------------------------
        BENEFICIALLY                  8        SHARED VOTING POWER
         OWNED BY
           EACH                                   0
         REPORTING                    ------------------------------------------
          PERSON                      9       SOLE DISPOSITIVE POWER
           WITH
                                                  11,612,468
                                      ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                                  0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,612,468
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%
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                                 SCHEDULE 13D/A

CUSIP NO. 88553W105                                           PAGE 3 OF 4 PAGES

14       TYPE OF REPORTING PERSON*

         INDIVIDUAL
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This amendment No. 1 to Schedule 13D is filed by The 3DO Company, a Delaware corporation, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of The 3DO Company, as filed with the Securities and Exchange Commission on August 31, 1998 (the "Schedule 13D").

         The Schedule 13D is hereby amended and supplemented as follows:

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         This statement relates to the Common Stock ("Common Stock") of The 3DO Company, a Delaware corporation ("Issuer"), which has its principal executive offices at 600 Galveston Drive, Redwood City, California 94063.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        a)  Name:  William M. (Trip) Hawkins III ("Reporting Person")

        b)  Address:  600 Galveston Drive, Redwood City, California 94063

        c) Principal Occupation: Chairman of the Board and Chief Executive Officer of The 3DO Company

        d) Reporting Person has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e) Reporting person has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f)  Citizenship:  United States of America

Item 3.   Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Reporting Person purchased a convertible promissory note on August 16, 2000 for $2,000,000. The note is convertible into shares of Common Stock at a price of $6.9375 per share. As of the date of filing, the note has not been converted.

         Reporting Person is holder of a warrant dated August 16, 2000 for 432,432 shares of Common Stock with an exercise price of $20.00 per share. As of the date of filing, Reporting Person has not exercised his rights under the warrant.

         Reporting Person purchased a convertible promissory note on August 23, 2000 for $18,000,000. The note is convertible into shares of Common Stock at a price of $6.9375 per share. As of the date of filing, the note has not been converted.

         Reporting Person has options to purchase 1,760,250 shares of Common Stock at an average exercise price of $3.4596 per share. As of the date of filing, these options remain unexercised.

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                                 SCHEDULE 13D/A

CUSIP NO. 88553W105                                           PAGE 4 OF 4 PAGES

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        a) Reporting Person beneficially owns 11,612,468 shares of Common Stock of the Issuer, which shares equal 27.4% of the outstanding Common Stock of the Issuer.

        b) Reporting Person exercises sole voting power over the shares referenced in Item 5(a) above.

        c) Reporting Person purchased a convertible promissory note on August 16, 2000 for $2,000,000. The note is convertible into shares of Common Stock at a price of $6.9375 per share. As of the date of filing, the note has not been converted.

            Reporting Person is holder of a warrant dated August 16, 2000 for 432,432 shares of Common Stock with an exercise price of $20.00 per share. As of the date of filing, Reporting Person has not exercised his rights under the warrant.

            Reporting Person purchased a convertible promissory note on August 23, 2000 for $18,000,000. The note is convertible into shares of Common Stock at a price of $6.9375 per share. As of the date of filing, the note has not been converted.

            Reporting Person has options to purchase 1,760,250 shares of Common Stock at an average exercise price of $3.4596 per share. As of the date of filing, these options remain unexercised.

        d)  Not applicable.

        e)  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:     August 29, 2000                         /s/ WILLIAM M. HAWKINS, III
                                                   ---------------------------
                                                   William M. Hawkins, III
                                                   Chairman and Chief
                                                   Executive Officer